UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

THE MINT LEASING, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

60447H107
(CUSIP Number)

Victor Garcia
9009 N. Loop East,
Houston, Texas 77029
(713) 672-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Victor Garcia
2	Check the Appropriate Box if a Member of a Group (a) ☐ ( See Instructions) (b) ☐
3	SEC Use Only
4	Source of Funds ( See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power (see item 3 and Item 5 below) 39,564,436 shares of common stock beneficially owned by Mr. Garcia.
	8	Shared Voting Power None.
	9	Sole Dispositive Power 39,564,436 shares of common stock beneficially owned by Mr. Garcia.
	10	Shared Dispositive Power None.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,564,436 shares of common stock beneficially owned by Mr. Garcia.
12	☐ Check if the Aggregate Amount in Row (11) Excludes Certain Shares X
13
Percent of Class Represented by Amount in Row (11)

48.1% of the registrant’s outstanding common stock and 24.1% of the registrant’s outstanding voting stock,  based on 82,224,504 shares of common stock issued and outstanding and 164,449,009 total voting shares (which number includes the 82,224,505 voting shares the outstanding Series B Preferred Stock votes (equal to the total number of outstanding shares of the registrant plus one share)).

14	Type of Reporting Person ( See Instructions) IN

Item 1. Security and Issuer.

This report relates to the common stock, $0.001 par value per share, issued by The Mint Leasing, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 323 N. Loop West, Houston, Texas 77008.

Item 2. Identity and Background.

(a)	This report is filed on behalf of Mr. Victor Garcia, an individual.

(b)	Mr. Garcia’s business address is 9009 N. Loop East, Houston, TX 77029.

(c)	Mr. Garcia is a Director of the Company.

(d)-(e)
During the last five years, Mr. Garcia: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Garcia is a citizen of the United States of America and a resident of the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration.

On July 18, 2008, Mr. Garcia received 35,625,000 shares of common stock of the Company in exchange for common stock and preferred stock held by Mr. Garcia in The Mint Leasing, Inc., a Texas corporation, pursuant to the transactions whereby The Mint Leasing, Inc., a Texas corporation became the Company’s wholly-owned subsidiary.

Jerry Parish, the Company’s Chief Executive Officer was previously provided the right to vote the 35,625,000 shares of common stock held by Mr. Garcia pursuant to a Voting Trust Agreement dated on or around July 10, 2008, which Voting Trust Agreement expired on December 31, 2009.

On or around September 30, 2009, Jerry Parish, the Company’s Chief Executive Officer and the Company entered into a Mutual Release and Termination Agreement (the “Agreement”) with certain third party shareholders of the Company, pursuant to which Mr. Garcia and Mr. Parish each purchased an aggregate of 4,239,436 shares of common stock (8,278,872 shares of the Company’s common stock in total) held by such third parties in consideration for an aggregate of $250,000 and the transfer to such shareholders of approximately 125,000 shares of Arrayit Corporation (valued at $50,000).  In addition to the transfer of the shares, all parties to the Agreement agreed to release and discharge each other from any and all claims or rights which any party may have owed to any other party.  As a consequence of the Agreement, the third parties also agreed to waive any rights they may have had to the issuance of additional shares of the Company’s common stock in consideration for the conversion of certain promissory notes of the Company dating from 2005, 2006 and 2007.

Item 4. Purpose of Transaction.

Mr. Garcia acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Garcia may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Garcia also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Garcia does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer.

(a) and (b)
Mr. Garcia beneficially owns and has the sole right to vote a total of 39,564,436 shares of common stock of the Company, representing 48.1% of the Company’s outstanding common stock and 24.1% of the Company’s outstanding voting stock,  based on 82,224,504 shares of common stock issued and outstanding and 164,449,009 total voting shares (which number includes the 82,224,505 voting shares the outstanding Series B Preferred Stock votes (equal to the total number of outstanding shares of the Company plus one share)).

No other person has the right to dispose or direct the disposition of the common stock shares beneficially owned by Mr. Garcia.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by Mr. Garcia.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2010	By:	/s/ Victor Garcia
Victor Garcia